Exhibit 21.1

Name	Jurisdiction or State of Incorporation

Kalera S.A.	Luxembourg
Iveron Materials Inc.	Delaware
Kalera Inc.	Delaware
Vindara Inc.	Delaware
Kalera Gmbh	Germany
Kalera Real Estate Holdings LLC	Delaware
Kalera Singapore PTE. LTD	Republic of Singapore
Smart Soil Technologies Gmbh	Germany
Kalera Middle East Holding Ltd	UAE
Wafra Agriculture for Agriculture Contracting Company SPC	Kuwait